Exhibit 99.1

Comisión Calificadora de Competencias en Recursos y Reservas Mineras

CERTIFICATE OF QUALIFIED COMPETENCY

The Chilean **Comisión Calificadora de Competencias en Recursos y Reservas Mineras**[1], certifies that Mr. **Sergio Alarcón Rubilar,** National Id. Nr 8.678.370-3, Geologist, is registered in the Public Registry of Competent Persons in Mining Resources and Reserves from March 2012, under Nr. 0164, with specialization in **Geology,** and that her competencies and experience as a Competent Person allow her to inform and report on mineral resources and reserves

The Chilean Mining Commission issued this certificate at the request of Mr. Alarcón to present:

UNITED STATES - SECURITIES AND EXCHANGE COMMISSION
FORM 20-F, for the fiscal year ended December 31, 2018

Gladys Hernández
Executive Secretary

CERTIFICACIÓN DE PERSONAS COMPETENTES – Comisión Calificadora de Competencias en Recursos y Reservas Mineras

Santiago, March 14, 2019
CM – 799 – 03 2019

Information:

a. **The Certificate of Qualified Competency** proves the validity of the party's competencies to inform or report about a specific matter or subject in the context of mining resources and reserves in accordance with the competencies and experience of a Competent Person.

b. **Law No. 20.235, Article 18°**: For the preparation of the technical and public reports, the Competent Persons must adhere strictly to the rules, regulations, criteria and procedures established in the Code, and likewise to all other rules of technical character that the Mining Commission enacts using their legal faculties."

c. **Application of CH 20.235 code** and use of this certificate is the sole responsibility of the person concerned, according to the technical criteria and ethical standards set forth in Law No. 20,235.

d. For all legal purposes, the Certificate of Good Standing shall be valid only for the management requested

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[1] The **Comisión Calificadora de Competencias en Recursos y Reservas Mineras** is a member of the Committee for Mineral Reserves International Reporting Standards (CRIRSCO) that groups the organizations of Australia (JORC), Brasil (CBRR), Canadá (CIM / NI 43-101), Colombia (CCRRM), Sud África (SAMCODES), Chile (Comisión Minera CH20235), EEUU (SME), Europa (PERC), Indonesia (KCMI), Kazakhstan (KAZRC), Mongolia (MPIGM), Rusia (OERN) y Turquía (UMREK), which respond to a common international ruling to inform and report exploration prospects, mining resources and reserves.

SONAMI · CONSEJO MINERO · COLEGIO DE INGENIEROS DE CHILE A.G.

Luis Thayer Ojeda 166, oficina 706, Providencia - Santiago de Chile - Teléfonos (56) 222 345 134 – 222 343 016